AGM Group Holdings Inc.

1 Jinghua South Road

Wangzuo Plaza East Tower, Room 2112

Beijing 100020

People’s Republic of China 325025

November 21, 2017

Via E-Mail

Matthew Derby

Staff Attorney

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.
Amendment No. 6 to Registration Statement on Form F-1
Filed on November 13, 2017
File No. 333-218020

Dear Mr. Derby:

We are in receipt of your comment letter dated November 21, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

General

1.	You state on the cover page that you have obtained a listing approval letter to list your Class A Ordinary Shares on the Nasdaq Capital Market, but we note on page 107 that the “listing approval letter is not the same as an actual listing on the Nasdaq Capital Market.” You further disclose on page 107 that you will need to “sell a number of shares in this ‘best efforts, mini max’ offering sufficient to satisfy the applicable listing criteria” to have the Class A Ordinary Shares listed on the Nasdaq Capital Market. Please prominently disclose on the cover page that the Class A Ordinary Shares will not be listed on the Nasdaq Capital Market until certain conditions are met. Disclose the specific conditions that you need to meet in order to be listed, including the specific number of shares that you will need to sell in this offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page, as well as throughout the amended registration statement, to reflect the conditions we need to meet in order to be listed, including the requirement to sell at least 1,000,000 Class A ordinary shares, obtain at least 300 round-lot shareholders and make payment of entry fee. We also clearly state that our Class A ordinary shares will not be listed on the Nasdaq Capital Market unless we meet these conditions.

Signatures

2.	While your principal executive officer and principal financial officer signed on behalf of the registrant, your principal executive officer and principal financial officer must also sign below the registrant signature to reflect that such persons are signing in their respective capacities. Please revise. Refer to Instruction 1 to Signatures on Form F-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included signatures of our CEO and CFO in their capacities as the principal executive officer and principal financial officer, respectively.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer